Exhibit 99.1

Tiziana Life Sciences plc

("Tiziana" or the "Company")

Tiziana Life Sciences Interview to Air on Bloomberg International on the RedChip Money Report

NEW YORK and LONDON, July 10, 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a clinical stage biotechnology company developing targeted drugs for cancer, inflammatory diseases and COVID-19, today announced an interview with Kunwar Shailubhai, Ph.D., the Company’s CEO and CSO, will air on The RedChip Money Report television program. The interview will air Sunday, July 12, at 3 p.m. local time on Bloomberg International, available in 100+ million homes across Europe.

In the exclusive interview, Dr. Shailubhai provides insight into Tiziana’s development pipeline and upcoming milestones.

To view the interview segment, please visit: https://youtu.be/ggFJ-XX6C5M

The interview will also air in the US on the Action Channel on Sunday July 12 at 11 a.m. and on My Family TV on Wednesday, July 15 at 6 p.m. and is available via live stream on American Business TV.

“The RedChip Money Report" delivers insightful commentary on small-cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (“NASH”), ulcerative colitis, multiple sclerosis, type-1 diabetes (“T1D”), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further enquiries:

Tiziana Life Sciences plc: Gabriele Cerrone, Chairman and founder +44 (0)20 7495 2379

Investor Contact:

RedChip Companies, Inc.
Dave Gentry
407-491-4498
dave@redchip.com